PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-26486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PFS Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Primerica Pkwy
(No. and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sharon Grubenhoff	(470) 564-6201	Sharon Grubenhoff@primerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

303 Peachtree Street, N.E. 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Sharon Grubenhoff___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___PFS Investments Inc.___, as of ___December 31___, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRANDY SMALLWOOD
NOTARY PUBLIC
Walton County, Georgia
My Commission Expires 02/10/2023

Signature: _Sharon Grubenhoff_

Title: ___CFO/Treasurer___

Brandy Smallwood
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
PFS Investments Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1981.

Atlanta, Georgia
February 28, 2022

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	54,833,682
Securities owned, at fair value (cost $24,769,007)		24,355,365
Accrued interest income		192,815
Due from mutual funds		18,268,483
Accounts receivable from representatives		1,194,326
Receivables from affiliates		3,535,872
Property, equipment, and software, at cost, net of accumulated depreciation and amortization of $1,846,941		219,732
Deferred tax assets, net		5,284,197
Other assets		3,261,030
Total assets	$	111,145,502

Liabilities and Stockholder's Equity		
Liabilities:		
Unpresented checks	$	425,138
Commissions payable to representatives		17,351,853
Payables to affiliates		11,446,048
Accounts payable and accrued expenses		6,144,789
Income taxes payable		12,117,349
Representative-funded liability		9,687,439
Other liabilities		4,385,912
Commitments and contingent liabilities (see Commitments and Contingent Liabilities note)		
Total liabilities		61,558,528
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares		2,550
Additional paid-in capital		35,890,173
Retained earnings		13,694,251
Total stockholder's equity		49,586,974
Total liabilities and stockholder's equity	$	111,145,502

See accompanying notes to financial statement.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Notes to Financial Statement
December 31, 2021

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

PFS Investments Inc. (the "Company" or "we") is a wholly owned subsidiary of Primerica Finance Corporation ("PFC"), which is a wholly owned subsidiary of Primerica, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). Through approximately 18,900 independent licensed sales representatives ("registered representatives" or "agents"), we distribute and sell to our clients mutual funds and qualified tuition plans ("529 plans") primarily from five asset management firms.

The Company also is a registered investment adviser in the United States and it offers a managed investments program, Primerica Advisors Lifetime Investment Platform (the "Lifetime Investment Platform"). The Lifetime Investment Platform is a robust advisory offering designed for clients who have at least $25,000 of investable assets. It provides our customers access to mutual fund and exchange-traded fund investment models designed and managed by several unaffiliated investment advisers. The Company, as sponsor and portfolio manager of the program, evaluates models for inclusion in the program and conducts ongoing due diligence of the models and unaffiliated investment advisers made available through the program. TD Ameritrade Institutional, an unaffiliated broker-dealer, provides custody, trade execution, clearing, settlement and other services for customer assets invested through the Lifetime Investment Platform.

The Company also acts as a nominee custodian on customer Individual Retirement Accounts ("IRAs") approved by the Internal Revenue Service ("IRS") under applicable tax code provisions for certain funds.

The Company consists entirely of one operating segment that serves retail investors in the United States.

Basis of Presentation

We prepare our financial statement in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of the financial statement in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities as of the reporting date. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statement. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

As a registered broker-dealer, the Company is subject to Exchange Act Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC").

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents, as of December 31, 2021, include money market mutual funds totaling approximately $38.9 million. All cash and cash equivalents as of December 31, 2021 were classified as Level 1 within the fair value hierarchy.

Securities Owned

Securities owned are classified as trading securities and consist of fixed-maturity corporate debt securities and residential mortgage backed securities, both of which are carried at fair value. Purchases and sales of securities owned are recorded on a trade-date basis.

Due from Mutual Funds

Due from mutual funds represents commission fees receivable from various fund companies based on the sales of mutual funds and 529 plans made by the Company's registered representatives as well as 12b-1 fees receivable based on client asset values.

Accounts Receivable from Representatives

Accounts receivable from registered representatives represent amounts due from agents for licensing fees and commission chargebacks. Losses from such receivables are indemnified by other agents.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Commissions Payable to Representatives

Commissions payable represents amounts due to agents for their sales of mutual funds and 529 plans as well as a portion of the 12b-1 and advisor fees earned by the Company.

Representative-funded Liability

The Company recognizes a liability for funds collected from registered representatives that are used to resolve claims and disputes made by investors and regulators as a result of registered representatives' activities. The liability is recognized when the funds are collected from registered representatives and is reduced as costs to resolve such claims and disputes are incurred. Reductions to the funds are recorded as reimbursements and offset expenses recognized for employee costs, attorney fees, and settlement payments. The balance recognized in the representative-funded liability as of year-end represents amounts available to resolve expenses related to claims and disputes resulting from registered representatives' activities. The Company maintains assets on the statement of financial condition for the exclusive benefit of the registered representatives for the use of resolving these specified registered representatives related claims and disputes.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued interest income, commissions payable to representatives, unpresented checks, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent investments in fixed-maturity debt securities, which are carried at fair value.

Share-based Compensation

The Company provides share-based compensation to certain of its employees and agents under the Parent's Omnibus Incentive Plan ("OIP"). The OIP provides for the issuance of Parent equity awards, including stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units ("RSUs"), performance-based stock units ("PSUs"), unrestricted stock, as well as cash-based awards. Parent equity awards granted to the Company's employees consist of RSUs with the per-unit value determined using the fair market value of the Parent's common stock on the date of the grant.

The Company provides grants of the Parent's RSUs to agents ("agent equity awards") as a part of quarterly contests for sales of investment and savings products for which the grant and the service period occur within the same calendar quarter.

Agent equity awards are measured using the fair market value on the grant date and are expensed over the service period, which occurs in the same quarter.

The Company also issues Parent equity awards on behalf of an affiliate and is reimbursed by the affiliate in cash. During 2021, the Company issued Parent equity awards in the amount of $480,000 on behalf of the affiliate. As of December 31, 2021, the affiliate owed the Company $110,000 for Parent equity awards issued on its behalf, which is included in receivables from affiliates, in the accompanying statement of financial condition.

The Company owes the Parent $544,000, as of December 31, 2021, for allocated share-based compensation, which is included in payables to affiliates in the accompanying statement of financial condition.

New Accounting Principles

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. We adopted the amendments in Topic 740 as of January 1, 2021, but concluded there was no impact on our financial statements.

Recently-issued accounting guidance, including future application of accounting standards, not discussed here is not applicable, is immaterial to our statement of financial condition, or did not or is not expected to have a material impact on our business.

(2)   Securities Owned

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Invested assets recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three levels:

(1)   Level 1 – Quoted prices for identical instruments in active markets. Level 1 consists of financial instruments whose value is based on quoted market prices in active markets, such as cash and cash equivalents, exchange-traded common stocks and actively traded mutual fund investments;

(2)   Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate and yield curves, and credit spread. All significant inputs are observable, derived from observable information in the marketplace, are supported by observable levels at which transactions are executed in the marketplace.

(3)   Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information. Valuations for this category primarily consist of non-binding broker quotes.

As of the reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest in the hierarchy) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In estimating fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the year and as of year-end, including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by requesting a reassessment from an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2021 were classified as Level 2. There were no transfers between Level 1 and Level 3 during the year ended December 31, 2021.

(3) Income Taxes

Deferred tax assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax assets as of December 31, 2021 are presented below:

Deferred tax assets:		
State income taxes	$	2,499,282
Accrued expenses		2,078,508
Intangible assets		342,472
Share-based compensation		253,369
Other		126,363
Total deferred tax assets		5,299,994
Deferred tax liabilities:		
Fixed assets		(15,797)
Total deferred tax liabilities		(15,797)
Net deferred tax asset	$	5,284,197

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Therefore, no deferred tax asset valuation allowance was recorded as of December 31, 2021.

Unrecognized tax benefits. The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2021	$	8,426,748
Increase (decrease) in unrecognized tax benefit – prior period		(20,352)
Increase (decrease) in unrecognized tax benefit – current period		2,342,526
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations		(430,643)
Balance, December 31, 2021	$	10,318,279

The total amount of unrecognized tax benefits as of December 31, 2021 that, if recognized, would affect the Company's effective tax rate was approximately $9.5 million.

As of December 31, 2021, the total amounts of accrued interest and penalties in the Company's statement of financial condition were $1.6 million and are included in income taxes payable in the accompanying statement of financial condition.

As the Company is included in the consolidated tax return of the Parent, income taxes owed as of year-end are payable to the Parent. As of December 31, 2021, federal income taxes of $0.1 million are payable from the Parent and are included in income taxes payable in the accompanying statement of financial condition.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved, and the finalization of state examinations. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the year ended December 31, 2018 and thereafter for federal income tax purposes.

(4) Net Capital Requirement

The Company is subject to the SEC Net Capital Requirement for Brokers or Dealers, as mandated by Rule 17 C.F.R. § 240.15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. As of December 31, 2021, the Company had net capital of approximately $19.3 million, which was approximately $15.2 million in excess of its required net capital of approximately $4.1 million. The Company's aggregate indebtedness to net capital ratio was 3.19 to 1.

(5) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2021, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

The Company receives support services from its affiliates, Primerica Life Insurance Company ("PLIC") and Primerica Financial Services, LLC ("PFS"), for shared expenses including human resources, finance, information technology and other general and administrative expenses to support its operations. The Company also has an arrangement in which PLIC pays operating and payroll expenses on behalf of the Company.

The Company has an agreement with PFS, a general agency and marketing company affiliate, that allows the Company permission to distribute its products through the registered representatives as PFS is the entity that owns the contractual relationships with the registered representatives. The Company pays PFS a fee equal to 3% of product revenues for general agency services under this agreement and PFS recognizes all expenses related to directing the services of the registered representatives.

The Company has an arrangement in which it receives cash on behalf of PFS for commissions earned and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. Additionally, the Company charges PFS a management fee at cost for the shared general and administrative expenses it incurs on behalf of PFS.

The Company also receives a management fee at cost for the shared general and administrative expenses incurred on behalf of its affiliate, Primerica Shareholder Services, Inc. ("PSS").

All of the arrangements between the Company and its affiliates provide a right of offset.

The following is a summary of receivables and payables due from/to affiliates as of December 31, 2021:

	PLIC	PFS	PSS	All Others	Total
Receivables from affiliates	$ -	$ -	$ 3,438,592	$ 97,280	$ 3,535,872
Payables to affiliates	6,655,025	4,162,134	-	628,889	11,446,048

The Company paid dividends of $66.6 million to PFC during 2021 consisting entirely of cash. For information regarding share-based compensation transactions with affiliates, refer to Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies).

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Notes to Financial Statement
December 31, 2021

(8)   Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statement.

(9)   Form X-17A-5 Part II

Pursuant to Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise. These variable annuity sales are, however, recorded in the financial records of PFS and, therefore, are not included in the accompanying financial statement and supplemental information of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, the accompanying statement of financial condition.

		Form X-17A-5 Part II		Variable annuity adjustments		Accompanying financial statements
Total stockholder's equity (including adjustments)	$	1,063,242,079	$	(1,013,655,105)	$	49,586,974
Nonallowable assets		(1,038,448,826)		1,013,675,112		(24,773,714)
Haircuts on securities		(5,505,143)		920		(5,504,223)
Net capital	$	19,288,110	$	20,927	$	19,309,037